Accrual Basis

New Way Homes, Inc.
Audited Statement of Financial Position
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
10000 · Checking 2573	121,872.23
10100 · Holding 3795	12,460.15
10200 · Savings 1336	29,947.01
10300 · Restricted Savings SVCF 1377	1,017.76
10500 · Restricted Checking STH 7580	79,520.52
Total Checking/Savings	244,817.67
Accounts Receivable	
11000 · Accounts Receivable	59,701.47
Total Accounts Receivable	59,701.47
Other Current Assets	
14000 · Prepaid Fees	770.00
14050 · Prepaid Insurance	5,342.92
Total Other Current Assets	6,112.92
Total Current Assets	310,632.06
Fixed Assets	
15005 · Computers	1,633.91
15905 · Accumulated Depreciation	-1,007.57
Total Fixed Assets	626.34
Other Assets	
16000 · Work in Process	449,019.34
18100 · Loan #1 to Envision I, LLC	
18101 · Loan Assumed by 180 SH, LLC	951,859.17
18102 · Loan Assumed by Envision II LLC	860,825.80
18103 · Loan Assumed by 8930 MacArthur	163,976.74
18100 · Loan #1 to Envision I, LLC - Other	578,227.67
Total 18100 · Loan #1 to Envision I, LLC	2,554,889.38
18601 · Loan Fees	32,463.00
18610 · Accumulated Amortization	-20,148.00
18620 · Loan Fees Reclass Asset	-6,930.00
Total Other Assets	3,009,293.72
TOTAL ASSETS	**3,320,552.12**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	34,385.89
Total Accounts Payable	34,385.89
Other Current Liabilities	
24200 · Accrued Expenses	222.30
Total Other Current Liabilities	222.30
Total Current Liabilities	34,608.19
Long Term Liabilities	
26000 · Accredited Investors	


New Way Homes, Inc.
Audited Statement of Financial Position
As of December 31, 2020


	Dec 31, 20
26009 · NWHN #10	51,575.00
26010 · NWHN #11	10,315.00
26011 · NWHN #12	51,575.00
26012 · NWHN #13	20,630.00
26013 · NWHN #14 and #27	12,378.00
26014 · NWHN #15	103,150.00
26015 · NWHN #16 and #34	216,333.57
26016 · NWHN #17 and #22	82,520.00
26017 · NWHN #18, #32 and #35	11,642.70
26018 · NWHN #19	10,315.00
26019 · NWHN #20	20,630.00
26020 · NWHN #21	20,630.00
26021 · NWHN #23	10,315.00
26022 · NWHN #24	10,315.00
26023 · NWHN #25	25,787.50
26024 · NWHN #26	10,315.00
26025 · NWHN #28	25,787.50
26026 · NWHN #29	20,630.00
26027 · NWHN #30	103,150.00
26028 · NWHN #31	10,315.00
26029 · NWHN #33	10,259.06
Total 26000 · Accredited Investors	838,568.33
27000 · Crowdfunding Campaign	255,910.46
28000 · Loans	
28010 · Common Spirit	199,950.68
28015 · Religious Comm. Impact Fund	200,517.81
28020 · Community Foundation SCC #1	350,000.00
28021 · Community Foundation SCC #2	500,000.00
28025 · Adrian Dominican Sisters CIF	250,631.85
28030 · Community Vision Loan	9,615.00
28040 · LISC Loan - Bay's Future Fund	17,909.41
28200 · Loan Fees Reclass Liab.	-6,930.00
Total 28000 · Loans	1,521,694.75
Total Long Term Liabilities	2,616,173.54
Total Liabilities	2,650,781.73
Equity	
31500 · Temp. Restricted Net Assets	100.00
32000 · Unrestricted Net Assets	600,249.86
Net Income	69,420.53
Total Equity	669,770.39
TOTAL LIABILITIES & EQUITY	3,320,552.12

Accrual Basis

New Way Homes, Inc.
Audited Statement of Activities
January through December 2020

	Jan - Dec 20	Jan - Dec 20
Ordinary Income/Expense		
Income		
43400 · Direct Public Support		
43445 · Gifts in Kind- Services	21,250.00	21,250.00
43450 · Individ, Business Contributions	103,328.00	103,328.00
43460 · Foundation Grants	72,547.38	72,547.38
43465 · Foundation Grants- Restricted	0.00	0.00
Total 43400 · Direct Public Support	197,125.38	197,125.38
45000 · Investments		
45030 · Interest-Savings, Short-term CD	408.96	408.96
45040 · Interest- Loans	130,771.88	130,771.88
Total 45000 · Investments	131,180.84	131,180.84
47200 · Program Income		
47240 · Program Service Fees	2,294.80	2,294.80
Total 47200 · Program Income	2,294.80	2,294.80
Total Income	330,601.02	330,601.02
Gross Profit	330,601.02	330,601.02
Expense		
60800 · Amortization Expense	11,824.00	11,824.00
60900 · Business Expenses		
60920 · Business Registration Fees	759.50	759.50
Total 60900 · Business Expenses	759.50	759.50
62100 · Contract Services		
62110 · Accounting Fees	35,790.52	35,790.52
62140 · Legal Fees	2,623.95	2,623.95
Total 62100 · Contract Services	38,414.47	38,414.47
62800 · Facilities and Equipment		
62810 · Depr and Amort - Allowable	326.78	326.78
Total 62800 · Facilities and Equipment	326.78	326.78
65000 · Operations		
65010 · Books, Subscriptions, Reference	743.90	743.90
65020 · Postage, Mailing Service	27.99	27.99
65030 · Printing and Copying	123.74	123.74
65040 · Supplies	284.85	284.85
65050 · Website & Materials	2,689.90	2,689.90
Total 65000 · Operations	3,870.38	3,870.38
65100 · Other Types of Expenses		
65110 · Bank Fees	609.49	609.49
65115 · Crowdfunding/ Marketing	55,677.28	55,677.28
65120 · Insurance - Liability, D and O	10,454.08	10,454.08
65140 · Interest (NWHN)	25,253.33	25,253.33
65145 · Interest (Crowdfunding)	2,585.46	2,585.46

New Way Homes, Inc.
Audited Statement of Activities
January through December 2020

	Jan - Dec 20	Jan - Dec 20
65150 · Interest (Other Loans)	38,197.78	38,197.78
65160 · Other Costs	1,100.00	1,100.00
Total 65100 · Other Types of Expenses	133,877.42	133,877.42
66700 · Project Professional Fees		
66710 · Architectural	0.00	0.00
66716 · Civil Engineering	0.00	0.00
66718 · Geotechnical Engineering	0.00	0.00
66720 · Consulting	70,136.00	70,136.00
66725 · Legal	0.00	0.00
66733 · Environmental	0.00	0.00
66739 · Marketing	0.00	0.00
66764 · Traffic/Parking Engineering	0.00	0.00
66765 · Utility Infrastructure	0.00	0.00
Total 66700 · Project Professional Fees	70,136.00	70,136.00
67050 · Project Permits	0.00	0.00
68000 · Taxes - California	1,600.00	1,600.00
68300 · Travel and Meetings		
68310 · Conference, Convention, Meeting	371.94	371.94
Total 68300 · Travel and Meetings	371.94	371.94
Total Expense	261,180.49	261,180.49
Net Ordinary Income	69,420.53	69,420.53
Net Income	**69,420.53**	**69,420.53**

New Way Homes, Inc.
Audited Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	69,420.53
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	-46,867.75
14000 · Prepaid Fees	-150.00
14050 · Prepaid Insurance	-387.42
20000 · Accounts Payable	-17,537.36
23000 · Deferred Revenue	-3,380.38
24200 · Accrued Expenses	222.30
25000 · Current Loans:25005 · Housing Trust Silicon Valley	-6,500.00
25000 · Current Loans:25030 · Community Vision Loan	-9,615.00
Net cash provided by Operating Activities	-14,795.08
INVESTING ACTIVITIES	
15905 · Accumulated Depreciation	326.78
16000 · Work in Process	-273,795.08
18100 · Loan #1 to Envision I, LLC	498,480.38
18100 · Loan #1 to Envision I, LLC:18101 · Loan Assumed by 180 SH, LLC	-53,878.82
18100 · Loan #1 to Envision I, LLC:18102 · Loan Assumed by Envision II LLC	-860,825.80
18100 · Loan #1 to Envision I, LLC:18103 · Loan Assumed by 8930 MacArthur	-163,976.74
18110 · Loan #2 to Genesis Worship Cntr	15,652.38
18115 · Loan #3 to Housing Matters	51,966.16
18601 · Loan Fees	-17,209.00
18610 · Accumulated Amortization	11,824.00
Net cash provided by Investing Activities	-791,435.74
FINANCING ACTIVITIES	
26000 · Accredited Investors:26013 · NWHN #14 and #27	1.55
26000 · Accredited Investors:26015 · NWHN #16 and #34	10,033.57
26000 · Accredited Investors:26017 · NWHN #18, #32 and #35	1,327.70
26000 · Accredited Investors:26026 · NWHN #29	205.40
26000 · Accredited Investors:26027 · NWHN #30	1,898.63
26000 · Accredited Investors:26028 · NWHN #31	224.38
26000 · Accredited Investors:26029 · NWHN #33	10,259.06
27000 · Crowdfunding Campaign	255,910.46
28000 · Loans:28010 · Common Spirit	-49.32
28000 · Loans:28020 · Community Foundation SCC #1	-1,446.00
28000 · Loans:28021 · Community Foundation SCC #2	500,000.00
28000 · Loans:28030 · Community Vision Loan	9,615.00
28000 · Loans:28040 · LISC Loan - Bay's Future Fund	17,909.41
Net cash provided by Financing Activities	805,889.84
Net cash increase for period	-340.98
Cash at beginning of period	245,158.65
Cash at end of period	**244,817.67**